UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 24 2010

Washington, DC
110

SEC FILE NUMBER	
8-	52714

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2009___ AND ENDING___December 31, 2009___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *VWM Insurance Services LLC* VBPM Insurance Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 California Street   Suite 1330
(No and Street)

San Francisco   California   94108
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Henry Pilger   (415) 477-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – if individual, state last, first, middle name)

9221 Corbin Avenue Suite 170   Northridge   CA   91324
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Henry Pilger_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____BPM Insurance Services, LLC_____ , as
of _____December 31_____ , 20 _09___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

State of _____California_____ County
of __San Francisco__
Subscribed and sworn to (or affirmed) to before me on
this _22_ day of _February_ ,
20 _10_ , by _Henry B Pilger_____
proved to me on the basis of satisfactory evidence to be the
person(s) who appeared before me.

_____
Notary Public

_____
Signature

_____President_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
VWM Insurance Services, LLC:

We have audited the accompanying statement of financial condition of VWM Insurance Services, LLC (the Company) as of December 31, 2009, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VWM Insurance Services, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 16, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES NEW YORK OAKLAND   WE FOCUS & CARE

VWM Insurance Services, LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$	24,626
Total assets	$	24,626

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	5,575
Income taxes payable		1,600
Total liabilities		7,175

Members' equity

Members' equity		17,451
Total members' equity		17,451
Total liabilities and members' equity	$	24,626

The accompanying notes are an integral part of these financial statements.

VWM Insurance Services, LLC
Statement of Operations
For the Year Ended December 31, 2009

Revenues

Commissions	$	417,105
Interest and dividend income		107
Other income		19,533
Total revenues		436,745

Expenses

Management fee- related party	565,000
Other operating expenses	38,407
Total expenses	603,407
Net income (loss) before income tax provision	(166,662)
Income tax provision	3,300
Net income (loss) $	(169,962)

The accompanying notes are an integral part of these financial statements.

VWM Insurance Services, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2009

	Members' Equity
Balance at December 31, 2008	$ 215,822
Distributions to members'	(40,909)
Members' contributions	12,500
Net income (loss)	(169,962)
Balance at December 31, 2009	$ 17,451

The accompanying notes are an integral part of these financial statements.

VWM Insurance Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flow from operating activities:

Net income (loss)		$ (169,962)
Adjustments to reconcile net income to net		
cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Commissions receivable	$ 176,723	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(4,760)	
Payable to related party	(12,500)	
Income taxes payable	700	
Total adjustments		160,163
Net cash and cash equivalents provided by (used in) operating activities		(9,799)
Net cash and cash equivalents provided by (used in) investing activities		-
Cash flow from financing activities:		
Capital distributions	(40,909)	
Proceeds from capital contributions	12,500	
Net cash and cash equivalents provided by (used in) financing activities		(28,409)
Net increase (decrease) in cash and cash equivalents		(38,208)
Cash and cash equivalents at beginning of year		62,834
Cash and cash equivalents at end of year		$ 24,626

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	-
Income taxes	$	2,600

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

VWM Insurance Services, LLC (the "Company"), a California Limited Liability Company, was originally organized in February of 2000, under the name BPMG Investments and Insurance, LLC. The Company changed its name in June of 2001 to BPMG Insurance Services, LLC and commenced operations. In October of 2003 the Company amended its articles of organization to change the Company's name to BPM Insurance Services, LLC and again on October 14, 2009 to VWM Insurance Services, LLC. The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation

The Company's business consists of providing variable life insurance, annuities, mutual funds, and 529 College Savings Plans to clients. The Company includes renewals, bonuses, and other fees it may receive in other income.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(1), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

VWM Insurance Services, LLC
Notes to Financial Statements
December 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 and a gross receipts fee.

Note 2: INCOME TAXES

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2009, the income tax provisions consist of the following:

Franchise tax	$ 800
Gross receipts tax	2,500
Total income tax provisions	$ 3,300

Note 3: RELATED PARTY TRANSACTIONS

The Company is affiliated, through common ownership, to Vista Wealth Management, LLC ("VWM"), and is a party to a FINRA approved expense sharing agreement with VWM, whereby VWM provides office space, furniture and equipment, marketing, accounting, internal human resource management, office services, and administrative support for the Company. It is possible that the terms of certain of the related-party transactions are not the same as those that would result among wholly unrelated parties. During the period ended December 31, 2009, the Company paid $565,000 in management fees to VWM.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

SFAS/ASC No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC 820	Fair Value Measurements	After November 15, 2008
SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008
SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After November 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

*Currently being processed for inclusion in the Codification

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2009, the Company had net capital of $17,421 which was $12,421 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($7,175) to net capital was 0.41 to 1, which is less than the 15 to 1 maximum allowed.

Note 6: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $1,600 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 19,021
Adjustments:		
Members' equity	$ (1,600)	
Total adjustments		(1,600)
Net capital per audited statements		$ 17,421

Computation of net capital

Members' equity	$	17,451	
Total members' equity			$ 17,451
Less: Non-allowable assets			-
Net capital before haircuts			17,451
Less: Haircuts on securities			
Haircut on Certificate of Deposit		(30)	
Total haircuts on securities			(30)
Net Capital			17,421

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$	478	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			(5,000)
Excess net capital			$ 12,421

Ratio of aggregate indebtedness to net capital   0.41 : 1

There was a difference of $1,600 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2009. See Note 6.

VWM Insurance Services, LLC
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirements is not applicable to VWM Insurance Services, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(1).

VWM Insurance Services, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

Information relating to possession or control requirements is not applicable to VWM Insurance Services, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(1).

VWM Insurance Services, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2009



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
VWM Insurance Services, LLC:

In planning and performing our audit of the financial statements of VWM Insurance Services, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 16, 2010

VWM Insurance Services, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2009